Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX REPORTS VOTING RESULTS FROM 2015 ANNUAL MEETING

CALGARY, ALBERTA (May 20, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce the voting results from its annual and special meeting of shareholders held May 20, 2015 in Calgary, Alberta (the “Meeting”). Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated April 10, 2015 (the “Information Circular”) and is available on the Company’s website under “Downloads – Information Circular” at www.bellatrixexploration.com.

A total of 101,342,250 common shares representing approximately 53 percent of the Company’s issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.	Election of Directors

The number of directors of the Company to be elected at the Meeting was fixed at twelve and the following twelve nominees were appointed as directors of Bellatrix to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes For	Votes Withheld

Raymond G. Smith	99.11% (89,360,636)	0.89% (806,386)
Doug N. Baker	99.21% (89,452,037)	0.79% (714,985)
Murray L. Cobbe	98.89% (89,162,872)	1.11% (1,004,150)
John H. Cuthbertson	94.37% (85,089,061)	5.63% (5,077,961)
W.C. Mickey Dunn	98.84% (89,120,216)	1.16% (1,046,806)
Melvin M. Hawkrigg	98.98% (89,250,349)	1.02% (916,673)
Robert A. Johnson	99.00% (89,269,418)	1.00% (897,604)
Daniel Lewis	95.21% (85,852,339)	4.79% (4,314,684)
Keith E. MacDonald	99.16% (89,409,297)	0.84% (757,725)
Steven J. Pully	91.71% (82,689,593)	8.29% (7,477,430)
Murray B. Todd	99.17% (89,418,211)	0.83% (748,811)
Keith Turnbull	99.14% (89,390,636)	0.86% (776,386)

2.	Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

3.	Approval of Unallocated Stock Options Issuable Pursuant to the Option Plan of the Company

An ordinary resolution approving and authorizing the issuance of all unallocated stock options issuable pursuant to the share option plan of the Company until May 20, 2018, as set out in the Information Circular, was approved with an approximate 94 percent of votes cast in favour.

4.	Approval of Amendment to By-Laws of the Company

An ordinary resolution approving certain amendments to the by-laws of the Company to change the quorum requirements for meetings of the shareholders of the Company and to remove the casting vote of the Chairman of the board of directors, as set out in the Information Circular, was approved with an approximate 99 percent of votes cast in favour.

5.	Approval of Amendment to the Articles of the Company

A special resolution approving certain amendments to the articles of the Company to create a new class of preferred shares, as set out in the Information Circular, was approved with an approximate 95 percent of votes cast in favour.

6.	Acceptance of Company’s Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the Company’s approach to executive compensation disclosed in the Information Circular was approved with an approximate 98 percent of votes cast in favour.

All votes, other than with respect to the election of directors, were conducted by show of hands and as such the approximate percentage of votes reflects the results of the proxies received in respect of such matters. The Votes on the election of the directors was conducted by ballot and as such the percentage of votes reflect the results of the votes by ballot.

Additional details in respect of the Meeting’s voting results can be found on BXE’s profile at www.sedar.com and www.sec.gov.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com